THE SILVERFERN GROUP, INC.

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019**

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2019___ AND ENDING ___12/31/2019___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Silverfern Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 47th Floor
(No. and Street)

New York	**New York**	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem   **212-897-1686**
                             (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citin Cooperman & Company, LLC
(Name -- if individual, state last, first, middle name)

529 Fifth Avenue	**New York**	**NY**	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

Affirmation

I, Clive Holmes, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to The Silverfern Group, Inc. for the period ended December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Clive R. Holmes

Signature

Chief Executive Officer

Title

Subscribed and sworn

to before me



LINDSEY O BREEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR6229395
Qualified in New York County
My Commission Expires 10-12-2022



CITRIN COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
The Silverfern Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Silverfern Group, Inc.'s management. Our responsibility is to express an opinion on The Silverfern Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The Silverfern Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as The Silverfern Group, Inc.'s auditor since 2017.
New York, New York
February 26, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$	108,352
Accounts receivable		73,663
Due from affiliate		64,745
TOTAL ASSETS	$	246,760

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	63,236
TOTAL LIABILITIES		63,236
STOCKHOLDER'S EQUITY		
Common stock, no par value, 20,000 shares authorized		
1,600 shares issued and outstanding		696,000
Accumulated deficit		(512,476)
TOTAL STOCKHOLDER'S EQUITY	$	183,524
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	246,760

The accompanying notes are an integral part of this financial statement.

THE SILVERFERN GROUP, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Note 1 - Organization

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merchant banking and related financial advisory services to institutional clients and certain other investors. The Company does not hold customers' cash or securities. It operates from an office in the New York City metropolitan area.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification, Topic 606, Revenue from Contracts with Customers which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Advisory

The Company provides advisory services in connection with sales of investment partnership interests. Revenue for advisory arrangements is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

The Company had an outstanding receivable balance of $189,732 at January 1, 2019 and had an outstanding receivable balance of $73,663 at December 31, 2019.

THE SILVERFERN GROUP, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of certain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 3 - Income Taxes

At December 31, 2019, the Company has recorded a deferred tax asset of approximately $162,598. A full valuation allowance which increased by approximately $133,000 during 2019 has been recognized against these deferred tax assets as the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, estimation of which is not reasonably possible.

Note 4 - Concentrations

The Company maintains all of its cash balances in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

A significant portion of the Company's assets are reflected in a receivable from its affiliate.

Note 5 - Regulatory Requirements

The Company is subject to the SEC Uniform Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined. The rule also requires that equity capital may not be withdrawn if certain net capital requirements are not met. At December 31, 2019, the Company had net capital of approximately $30,000, which exceeded its requirement by approximately $25,000.

The Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

Note 6 - Related Party Transactions

The Company has entered into a management service agreement with The Silverfern Group MGMT, LLC, a New York limited liability company ("SGM"). The agreement calls for SGM to provide the Company with employees, and property and equipment to fulfill its day-to-day operations. In addition, the Company has also entered into agreements with certain affiliates to provide consulting and management services on specific engagements of the Company. An analysis of these amounts is as follows:

Management Services	$	195,100
Payroll Expense		124,044
Other office expenses		52,608
Rent Expense		45,348
Total	**$**	**417,100**

Due from affiliate represents amounts advanced for future expenses. The amounts recognized in the Statement of Operations are not necessarily the amounts that would have been recognized by the Company had it incurred said expenses with unrelated third parties.

Note 7 – Liquidity

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's financial condition and has determined that though it has not generated enough revenue during 2019 and thus has sustained a net loss, the Company's pipeline has a number of transactions which are expected to close during 2020 and its sole shareholder has committed to provide the Company with funding should it be necessary through March 31, 2021.

Note 7 – New Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the annual reporting periods beginning after December 15, 2019, and interim periods therein. Management is currently evaluating the effect of adopting the new standard and expects that the impact to the Company's financial statement will be minimal.

Note 9 – Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events and has noted no additional events that require disclosure or adjustment to the financial statement.